SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2020

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Item	Description
99.1	InterContinental Hotels Group PLC financing and current trading update

Exhibit 99.1

This announcement contains inside information

27 April 2020

InterContinental Hotels Group PLC

Financing and current trading update

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] provides a financing update including a waiver of existing banking covenants and provision of additional facilities through the UK Covid Corporate Financing Facility (CCFF), alongside an update to current trading.

Financing update

IHG has secured new financing arrangements to further strengthen its liquidity position.

This includes amending its syndicated revolving credit facility to include a waiver of existing covenants until 31 December 2021. The amendment introduces a minimum liquidity covenant of $400m, tested at half year and full year, up to and including 30 June 2021 (see note 1 below for further details).

The Bank of England has also now confirmed IHG as an eligible issuer for the UK Government’s CCFF, and IHG has issued £600m (~$740m) in commercial paper under this facility.

IHG now has access to $1.35bn of cash on deposit and existing bank facilities are currently $660m undrawn, taking total available liquidity to ~$2bn.

Current trading

When we announce our First Quarter 2020 trading update on 7 May, we expect to report that Q1 Global RevPAR decreased approximately 25%, including a 55% decline in March, in line with the Business Update we provided on 20 March. Trading in Greater China continues to steadily improve, with only 12 out of 470 hotels now closed. In the US, ~10% of our hotels are currently closed, demonstrating the resilience of our mainstream, franchised business, and, in EMEAA, ~50% of hotels are currently closed. Occupancy levels in comparable open hotels are currently in the low to mid 20% range across the business.

We will provide a fuller update on 7 May with our First Quarter 2020 trading update.

-Ends-

For further information, please contact:

Investor Relations (Stuart Ford; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

For the purposes of the Market Abuse Regulation, the person responsible for arranging the release of this announcement is Nicolette Henfrey, EVP, General Counsel & Company Secretary.

Note 1: The syndicated revolving credit facility has customary covenants in respect of interest cover and leverage ratio, tested at half year and full year on a trailing twelve-month basis. The next three tests of these covenants are now waived, with the next test occurring on 31 December 2021. The interest cover covenant requires a ratio of EBITDA to net interest payable above 3.5:1 and the leverage ratio requires Net Debt:EBITDA of below 3.5:1 on a “frozen GAAP” basis pre-IFRS 16. For 2019, the IFRS 16 adjustment reduced EBITDA and net debt by approximately $70m and $440m respectively. The interest cover and leverage ratio covenants have been replaced by a minimum liquidity covenant (defined as unrestricted cash and undrawn facilities with a remaining term of 6 months) which will be tested at 30 June 2020, 31 December 2020 and 30 June 2021.

Note on forward-looking statements

This document may contain projections and forward-looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in this document, including, without limitation, those regarding the Company’s financial position, potential business strategy, potential plans and potential objectives, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements in this document speak only as at the date of its publication and the Company assumes no obligation to update or provide any additional information in relation to such forward-looking statements.

The merits or suitability of investing in any securities previously issued or issued in future by the Company for any investor’s particular situation should be independently determined by such investor. Any such determination should involve, inter alia, an assessment of the legal, tax, accounting, regulatory, financial, credit and other related aspects of the transaction in question.

Note to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 884,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

Date:	April 27, 2020	By:	/s/ Melinda Renshaw
		Name:	Melinda Renshaw
		Title:	SVP, Deputy Company Secretary & Head of Compliance, Legal & Secretariat